June 5, 2019

VIA EDGAR AND ELECTRONIC MAIL

Mr. H. Stephen Kim, Assistant Chief Accountant
Ms. Christina Harley, Staff Accountant
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	East West Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 27, 2019
Form 8-K Furnished April 18, 2019
File No. 000-24939

Dear Mr. Kim and Ms. Harley:

East West Bancorp, Inc. (the “Company”) is pleased to submit our response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Division of Corporation Finance, dated May 6, 2019 (the “Comment Letter”). To assist with your review, we have repeated the text of the Staff’s comments in the Comment Letter (indicated in bold) immediately preceding our response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2018
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 23 - Subsequent Events, page 157

1.
We note you previously invested in mobile solar generators sold and managed by DC Solar, which were included in your consolidated balance sheet (Investments in Tax Credit and Other Investments, Net) and in Note 8. Investments in Qualified Affordable Housing Partnerships, Tax Credit and Other Investments, Net and Variable Interest Entities. As a result of DC Solar’s Chapter 11 bankruptcy protection filing in February 2019 and in an affidavit from a Federal Bureau of Investigation (FBI) special agent that stated that DC Solar was operating a fraudulent “Ponzi-like scheme,” tax credits claimed by you related to your renewable resource investments of approximately $53.9 million between 2014 through 2018 could potentially be disallowed. Please address the following:

•
Tell us and revise future filings to explain and quantify the amount of tax credit investments related to DC Solar included in Investments in tax credit and other investments, net and Accrued expenses and other liabilities — Unfunded commitments for the periods presented on page 132;

•	Tell us and disclose in future filings, how you monitor potential impairments in tax credit investments; and

•	Tell us and disclose in future filings, in detail, your ASC 740 evaluation and the basis of whether or not an unrecognized tax liability exists for the previous tax credit benefits claimed.

Response:

•
Investments in tax credit and other investments, net related to the DC Solar tax credit investments were $7.0 million out of $231.6 million, and $5.2 million out of $224.6 million, as of December 31, 2018 and 2017, respectively, in which such amounts were immaterial to the consolidated financial statements. There were no amounts related to the DC Solar tax credit investments reported in Accrued expenses and other liabilities — Unfunded commitments as of both December 31, 2018 and 2017. As disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019, the Company recorded a pre-tax $7.0 million impairment charge and wrote off in full its recorded DC Solar tax credit investments during the first quarter of 2019. The Company will disclose that there are no balances included in Investments in tax credit and other investments, net and Accrued expenses and other liabilities — Unfunded commitments related to the DC Solar tax credit investments in future filings.

•
The Company has provided a discussion on its impairment evaluation on tax credit investments in Note 4 — Fair Value Measurement and Fair Value of Financial Instruments in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019 and will expand its disclosures in future filings as follows, and will update this disclosure as appropriate when circumstances arise that require the Company to do so:

As part of the Company’s monitoring process, the Company conducts ongoing due diligence on its tax credit investments after the initial investment date and prior to the being placed in service date. After the tax credit investments are placed into service, periodic monitoring is performed, which includes the quarterly review of the financial statements of the tax credit investment entity and the annual review of the financial statements of the guarantor (if any), as well as the review of the annual tax returns of the tax credit investment entity; and comparison of the actual cash distributions received against the financial projections prepared at the time when the investment was made. The Company’s current tax credit investments are all recorded under the equity method or cost method of accounting, as required by U.S. Generally Accepted Accounting Principles. The Company assesses its tax credit investments for possible other-than-temporary impairment on an annual basis or when events or circumstances suggest that the carrying amount of the tax credit investments may not be realizable. These circumstances can include, but are not limited to the following factors:

–	The current fair value of the tax credit investment based upon the expected future cash flows is less than the carrying amount;

–	Change in the economic, market or technological environment that could adversely affect the investee’s operations; and

–
Other factors that raise doubt about the investee’s ability to continue as a going concern, such as negative cash flows from operations and the continuing prospects of the underlying operations of the investment.

All available evidence is considered in assessing whether a decline in value is other-than-temporary. Generally, none of the aforementioned factors are individually conclusive and the relative importance placed on individual facts may vary depending on the situation. In accordance with ASC 323-10-35-32, an impairment charge would only be recognized in earnings for a decline in value that is determined to be other-than-temporary.

•
ASC 740-10-25-6 states in part, that an entity shall initially recognize the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. The term more-likely-than-not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. Under ASC 740, Income Taxes, an entity should not consider new information that is received after the balance sheet date, which is not available as of the balance sheet date, when evaluating an uncertain tax position as of the balance sheet date. Specifically, paragraph B38 in the Basis for Conclusions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (not codified in ASC 740), states: “In deliberating changes in judgment in this Interpretation, the Board decided that recognition and measurement should be based on all information available at the reporting date and that a subsequent change in facts and circumstances should be recognized in the period in which the change occurs.” For reasons that were not known or knowable to the Company, DC Solar had its assets frozen in December 2018. The Company learned of the FBI allegations that DC Solar was operating a fraudulent “Ponzi-like scheme” and that the majority of mobile solar generators sold to investors and managed by DC Solar did not exist in late February 2019. DC Solar filed for bankruptcy protection in February 2019. Based on the information known as of December 31, 2018, the Company reassessed the technical merits of the position taken and concluded, based on initial and ongoing due diligence performed by the Company, it believed it continues to meet the more-likely-than-not criterion to recognize the tax credit benefits claimed between 2014 through 2018 (the “Tax Credits”) under ASC 740. Disclosure of the Company’s assessment and conclusions was provided in the following sections of the Company’s annual report on the Form 10-K for the fiscal year ended December 31, 2018: Item 1A. Risk Factors — Accounting and Tax Risks, Item 7. Management’s Discussion and Analysis (“MD&A”) — Income Taxes, and Other Matters, Item 8. Note 13 — Income Taxes, and Note 23 — Subsequent Events.

During the first quarter of 2019, the Company, in coordination with other fund investors, engaged a third party unaffiliated inventory firm to report on the actual number of mobile solar generators in existence. This inventory report was not finalized as of March 31, 2019. Based on the information available as of March 31, 2019, the Company believed that it had the same technical merits as the position taken as of December 31, 2018. As of March 31, 2019, no measurable loss has been identified but the Company believes that a loss is reasonably possible. The Company has provided the appropriate disclosures in the following sections of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019: Item 1. Note 9 — Investments in Qualified Affordable Housing Partnerships, Tax Credit and Other Investments, Net and Variable Interest Entities and Item 2. MD&A — Other Matters.

The Company continues to gather information and evaluate the impact to the Tax Credits in consideration of the federal investigation of DC Solar, the status of the bankruptcy filings and the tax position it would ultimately accept with the Internal Revenue Service. The Company will reflect its assessment of recognition of an uncertain tax liability, if any, under ASC 740 based on any new information received related to DC Solar in its Quarterly Report on Form 10-Q for the period ending June 30, 2019 and future filings.

Form 8-K Furnished April 18, 2019
Item 9.01 Financial Statements and Exhibits
(d) Exhibit 99.1 Press Release dated April 18, 2019
Table 10 - GAAP to Non-GAAP Reconciliation, page 17

2.	We note that you recorded a pre-tax impairment charge related to certain tax credit investments of $7.0 million in the first quarter of 2019. Please tell us the following:

•	the names of the sponsors of the tax credit investments;

•	the nature of the tax credit investments;

•	the specific tax deductions and tax credits available as a result of your investment in the tax credit investments;

•	how the tax benefits in these investments are realized;

•	the amount of tax deductions and tax credits of the tax credit investments you recognized in prior years;

•	the amount of tax deductions and tax credits of the tax credit investments you expect to recognize in 2019 and later years; and

•	how you determined the amount of the impairment charge related to the tax credit investments.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company previously disclosed information related to the tax credit investments in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019. However, for purposes of responding to the Staff’s comment, the Company is providing additional information related to the tax credit investments in this response. The sponsor of the tax credit investments related to the pre-tax $7.0 million impairment charge is DC Solar Solutions, Inc. During 2014, 2015, 2017 and 2018, the Company had invested in four Solar Eclipse funds as a limited member, which purchased mobile solar generators from DC Solar Solutions, Inc. The four investment funds leased the mobile solar generators to DC Solar Distribution, Inc., which in turn subleased the mobile solar generators to other lessees. The Company’s investments in the DC Solar tax credit investments qualified for federal energy tax credits under Section 48 of the Internal Revenue Code of 1986, as amended. Each of the four DC Solar tax credit investments generated a one-time tax credit in the year the solar generating equipment was placed in service equal to 30% of the Company’s investment in the equipment. The placed in service date is defined by 26 CFR§1.46-3(d)(1)(ii) and is the date when the mobile solar generators are available for use. The valuation of the original tax credit is based on the fair market value of the mobile solar generators supported by external third party appraisals. The Company also received from an external law firm a “should” level legal opinion supporting the legal structure of the investments for tax credit purposes.

The Company has claimed tax credits of approximately $53.9 million on the Company’s consolidated financial statements between 2014 through 2018, reduced by a deferred tax liability of $5.7 million related to the 50% tax basis reduction, which resulted in a net impact to the consolidated financial statements of $48.2 million. In addition to the tax credits, $21.0 million in deferred tax liability related to the tax losses offset by $10.4 million in deferred tax asset related to the DC Solar tax credit investments’ book amortization have been recorded, which resulted in a $10.6 million deferred tax liability on the Company’s consolidated balance sheet. The 2014, 2015 and 2017 tax credits and tax losses have been recognized on the Company’s corporate tax returns, while the 2018 corporate tax return has not been filed yet. No tax credits and tax losses related to the DC solar tax credit investments are expected to be recognized in 2019 and later years. During the first quarter of 2019, the Company fully wrote off its tax credit investments related to DC Solar and recorded a pre-tax $7.0 million impairment charge, which was included in Amortization of tax credit and other investments on the Consolidated Statement of Income. This impairment charge was recorded as the Company determined that there would be no material future cash flows related to the recorded investments based upon the circumstances at that time, including that DC Solar has ceased operations and its bankruptcy proceedings had been reclassified from Chapter 11 to Chapter 7 in late March 2019.

If you have further questions or comments concerning the information set forth in this letter, please do not hesitate to contact me at 626-768-6360 or Irene.Oh@eastwestbank.com.

Sincerely,

EAST WEST BANCORP, INC.

By:	/s/ IRENE H. OH
Irene H. Oh
Executive Vice President and
Chief Financial Officer

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